Exhibit 4.4

AMENDMENT NO. 3

TO THE

WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

WHEREAS, WESCO Distribution, Inc. (hereinafter referred to as the “Company”) adopted the WESCO Distribution, Inc. Retirement Savings Plan as amended and restated effective December 30, 2010, for the benefit of its employees (hereinafter referred to as the “Plan”); and

WHEREAS, the Company reserved the right in Section 13.1 of the Plan to amend said Plan; and

WHEREAS, the Company desires to amend the Plan in certain respects, as set forth below;

NOW, THEREFORE, the Plan is amended effective December 31, 2011 in the following respects:

1.	Section 2.7 is amended and restated in its entirety as follows:

“2.7 Basic Contributions means the contributions of the Company made to the Plan pursuant to Section 5.1.1, determined on the basis of the Eligible Contributions of Participants.”

2.	The second sentence of the fifth paragraph of Section 3.1 is hereby amended by deleting the phrase “between 1% and 5%” and replacing it with the phrase “between 0% and 5%.”

3.	Section 5.1.1 is hereby amended and restated in its entirety as follows:

“5.1.1 Basic Contributions. Each Participating Employer may make Basic Contributions under the Plan. The amount of Basic Contributions for a pay period in respect of each Participant shall, subject to the provisions of Articles X and XI, be equal to the percentage, specified from time to time by the Board or Retirement Plan Committee, of the amount of the Eligible Contributions of such Participant for such pay period, provided that Basic Contributions shall first be applied to Elective Deferral Contributions made on behalf of a Participant.

In addition, for any Participant who is actively employed on the last day of the Plan Year, each Participating Employer may make additional true-up Basic Contributions under the Plan. The amount of true-up Basic Contributions for the Plan Year in respect of each eligible Participant shall, subject to the provisions of Articles X and XI, be equal to the percentage, specified from time to time by the Board or Retirement Plan Committee, of the amount of the Eligible Contributions of such Participant for the Plan Year reduced by the aggregate amount of Basic Contributions previously made by the Participating Employer with respect to such Participant for each pay period during such Plan Year. Such true-up Basic Contributions shall first be applied to Elective Deferral Contributions made on behalf of a Participant.

Basic Contributions may be made in cash or in kind including, but not limited to, common stock of the Company or any successor thereto or its subsidiaries, and such other stocks, bonds, securities or other property as may be permitted by the terms of the Trust Agreement.”

IN WITNESS WHEREOF, the Company has caused this Amendment No. 3 to the Plan to be executed by its duly authorized officer and its corporate seal to be affixed by its Secretary, on this 7th day of September, 2012, but to be effective as of the dates specified above.

ATTEST: (SEAL)		WESCO DISTRIBUTION, INC.

By:	/s/ Samantha L. O’Donoghue	By:	/s/ Paul J. Dolan
Secretary